CARTER HENRY'S, LLC

STATEMENT OF ASSETS, LIABILITIES, AND EQUITY

September 30, 2022

ASSETS

Current Assets		
Cash in Bank - checking	$ 13,500.00	
Total Current Assets		$ 13,500.00
Other Current Assets		
Inventory	31,500.00	
Total Other Current Assets		31,500.00
Fixed Assets		
Equipment	105,690.00	
Furniture	57,531.00	
Improvements	65,361.00	
Accumulated Depreciation	(60,341.00)	
Total Fixed Assets		168,241.00
Other Assets		
Start up costs	32,500.00	
Accumulated amortization	(2,815.00)	
Total Other Assets		29,685.00
TOTAL ASSETS		$ 242,926.00

CARTER HENRY'S, LLC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY
September 30, 2022

Liabilities And Equity

Long Term Liabilities				
Loan payable - Jeff Tinkham	$	243,375.00		
Total Long Term Liabilities			$	243,375.00
TOTAL LIABILIITIES				243,375.00
EQUITY				
Member Equity - Jeramie Mykisen		25,038.27		
Distributions - Mykisen		(37,458.91)		
Member Equity - Jeff Tinkham		6,259.56		
Distributions - Tinkham		(37,458.92)		
Profit and Loss		43,171.00		
TOTAL EQUITY				(449.00)
Total Liabilities And Equity			$	242,926.00

CARTER HENRY'S, LLC

STATEMENT OF REVENUES AND EXPENSES

For the Nine Months Ended September 30, 2022

	Amount	Percent
INCOME		
Sales	$ 691,372.00	100.00
TOTAL INCOME	691,372.00	100.00
COST OF GOODS SOLD		
Food	173,165.00	25.05
Alcohol	54,269.00	7.85
Merchandise	1,098.00	0.16
Kitchen supplies	7,513.00	1.09
TOTAL COST OF GOODS SOLD	236,045.00	34.14
Gross Profit	455,327.00	65.86
EXPENSES		
Advertising	390.00	0.06
Cleaning	765.00	0.11
Comped Expenses	1,236.00	0.18
Customer supplies	9,592.00	1.39
Small tools and equipment	1,104.00	0.16
Repairs and maintenance	3,120.00	0.45
Pest Control	1,300.00	0.19
Laundry service	7,860.00	1.14
Licenses and fees	2,051.00	0.30
Music/entertainment	8,538.00	1.23
Depreciation expense	51,363.00	7.43
Amortization expense	2,409.00	0.35
Office expense	1,618.00	0.23
Professional fees	695.00	0.10
Insurance	2,867.00	0.41
Promotional	478.00	0.07
Wages	182,059.00	26.33
Payroll taxes	81,446.00	11.78
Printing	36.00	0.01
Rent	24,788.00	3.59
Rent - Equipment	6,931.00	1.00
Travel expense	3,240.00	0.47
Payroll fees	2,109.00	0.31
Utilities	10,466.00	1.51

CARTER HENRY'S, LLC

STATEMENT OF REVENUES AND EXPENSES

For the Nine Months Ended September 30, 2022

	Amount	Percent
Employee benefits	$ 5,695.00	0.82
TOTAL EXPENSES	412,156.00	59.61
Net Income (Loss)	$ 43,171.00	6.24

CARTER HENRY'S LLC

STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2022

		2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	43,171.00
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		53,772.00
(Increase) decrease in:		
Accounts receivable		-
Inventory		(4,000.00)
Increase (decrease) in:		
Distributions paid		(74,917.84)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		18,025.16
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment		0.00
Disposition of equipment		0.00
NET CASH USED BY INVESTING ACTIVITIES		0.00

CARTER HENRY'S LLC

STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2022

	2022
CASH FLOWS FROM FINANCING ACTIVITIES	
Credit line activity	0.00
Note payable - Jeff Tinkham	(19,800.00)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(19,800.00)
NET INCREASE (DECREASE) IN CASH	(1,774.84)
CASH AT BEGINNING OF PERIOD	15,274.83
CASH AT END OF PERIOD	$ 13,500.00